Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

Authorized Capital:  up to 4,000,000,000 shares
Subscribed and Paid-in Capital:  R$ 14,254,213,000.00 – 2,443,992,440 shares

Convening Notice

ORDINARY AND EXTRAORDINARY GENERAL MEETING

The Board of Directors hereby invites the Stockholders of BANCO ITAÚ HOLDING FINANCEIRA S.A. to attend the Ordinary and Extraordinary General Meeting to be held on April 23 2008 at 3:00 p.m. in the auditorium of the company’s registered offices at Praça Alfredo Egydio de Souza Aranha 100, Torre Itaúsa, 9th floor in the city and state of São Paulo (SP), with the purpose of:

I -	Ordinary General Meeting

1.
presenting the Management Report, Reports of the Fiscal Council and the Independent Auditors and the Summaries of the Reports of the Audit Committee and to examine, for due deliberation, the Balance Sheets, other Account Statements and Explanatory Notes for the fiscal year ending December 31 2007;

2.	approving the distribution of the net income for the fiscal year;

3.
electing the members of the Board of Directors; pursuant to CVM instructions 165/91 and 282/98, notice is hereby given that eligibility to multiple voting rights in the election of members of the Board of Directors is contingent on those requesting the said rights representing at least 5% of the voting capital;

4.
electing members of the of the Fiscal Council; pursuant to Paragraph 4 of Article 161 of Law 6,404/76, the preferred stockholders shall be entitled to elect on the basis of a separate vote, an effective member and respective alternate;

5.
setting the amount to be allocated for the compensation of members of the Board of Executive Officers, the Board of Directors and the Advisory and International Advisory Boards and the compensation of the  Fiscal Council members;

CONVENING NOTICE FOR THE ORDINARY AND EXTRAORDINARY GENERAL MEETING
OF APRIL 23 2008 OF BANCO ITAÚ HOLDING FINANCEIRA S.A.	page 2

II -	Extraordinary General Meeting

to examine the Board of Directors’ proposal, with the purpose of:

6.
cancellation of 10,265,646 common shares and 15,000,000 preferred shares, all book entry, issued by the company itself and held as treasury stock, the said cancellation to imply no reduction in capital stock;

7.
increasing the current subscribed capital stock of R$ 14,254,213,000.00 to R$ 17,000,000,000.00, through: (i) capitalization of R$ 2,745,787,000.00 held as revenue reserves; (ii) granting 25% in bonus shares to the stockholders, free of charge in the form of 1 (one) new share for every 4 (four) shares of the same type of which they are holders;

7.1)
simultaneously with the operation in the Brazilian Market and in the same proportion, the securities traded in the United States Market (ADRs – American Depositary Receipt) and in the Argentine Market (CEDEAR – Argentine Certificate of Deposit) shall also receive the bonus;

7.2)	the baseline date for entitlement to the bonus shares shall be announced to the market following approval of the respective process by the Central Bank of Brazil;

8.
instituting the Capital and Risks Management Committee and the Accounting Policies Committee, as well as ratifying the adhesion of the corporation to the institution of the Ombudsman’s Office in the Banco Itaú S.A. subsidiary, as a single organizational component of the Itaú Conglomerate;

9.
amending and consolidating the Bylaws: (i) to record the new make-up of the capital stock and the consequent adjustment in the annual minimum dividend, mandatory to the preferred shares; (ii) to increase from 12 to 15, the number of seats on the Board of Executive Officers, creating the post of Senior Managing Director and to eliminate the positions of Legal Counsel and Deputy Managing Director, reformulating the Officers’ functions and powers; (iii) to alter the composition of the Appointment and Compensation and the Disclosure and Insider Trading Committees; (iv) to provide for the Capital and Risks Management Committee and the Accounting Policies Committee; (v) to improve the wording of various provisions;

10.	improving and consolidating the wording of the Stock Options Plan.

São Paulo-SP, April 7 2008.
BOARD OF DIRECTORS
OLAVO EGYDIO SETUBAL
Chairman

(additional information is available at www.itau.com.br)

ALFREDO EGYDIO SETUBAL
Investor Relations Officers